Exhibit 99.1

Atour Lifestyle Holdings Limited Files 2025 Annual Report on Form 20-F

SHANGHAI, April 17, 2026 /GlobeNewswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading lifestyle group in China, today announced that the Company has filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (“SEC”) on April 17, 2026.

The annual report is available on the Company’s investor relations website at https://ir.yaduo.com, and on the SEC’s website at https://www.sec.gov. The Company will provide hard copies of the annual report, free of charge, to its shareholders and ADS holders upon written request. Requests should be directed to the Company’s Investor Relations Department, Atour Lifestyle Holdings Limited, 20th floor, Wuzhong Building, 618 Wuzhong Road, Minhang District, Shanghai, 200433, People’s Republic of China.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading lifestyle group in China that operates both hospitality and retail businesses. As a leader in quality living, Atour is dedicated to creating an intimate ambiance where people can warmly connect. Guided by its people-serving philosophy, Atour continuously refines its products and services to curate exceptional experiences for every user.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Christensen Advisory

Email: atour@christensencomms.com

Tel: +86-10-5900-1548